July 29, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Amanda Ravitz

Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated
Registration Statement on Form S-4
Filed: May 7, 2009
File No. 333-159036

Dear Ms. Ravitz:

On behalf of News America Incorporated (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated June 4, 2009, relating to the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (“Commission”) on May 7, 2009. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

General

1.	Please be advised that we will not be in a position to declare your filing effective until we have satisfactorily resolved all issues related to comments currently outstanding on News Corporation’s Form 10-K for the fiscal year ended June 30, 2008.

Per our discussion with the Staff on July 28, 2009, we have been advised by the Staff that it has completed its review of News Corporation’s Form 10-K for the fiscal year ended June 30, 2008.

News America Incorporated

July 29, 2009

2.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. The Company notes that it does not intend to amend the Registration Statement and will today request the acceleration of the effective date of the Registration Statement.

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

[Letterhead of News America Incorporated]

July 29, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Amanda Ravitz

Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News America Incorporated Registration Statement on Form S-4 Filed: May 7, 2009 File No. 333-159036

Dear Ms. Ravitz:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated June 4, 2009 with respect to the above-referenced Form S-4, News America Incorporated (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova Senior Vice President and Deputy General Counsel News America Incorporated